Filed Pursuant To Rule 433

Registration No. 333-180974

November 14, 2012

Commodity HQ – Inside GLD: Q&A With Tim Coyne of State Street

By Jared Cummans | November 12, 2012

We recently had the opportunity to talk to Tim Coyne, Global Head of SPDR ETF Capital Markets Group, about the famed SPDR Gold Trust (GLD). Tim is responsible for sales and client relationships with SPDR ETF primary and secondary market participants in the United States, Europe, Middle East and Africa (EMEA), and APAC. These include authorized participants, electronic market makers, broker dealer institutional ETF market making desks, proprietary trading desks, domestic and international program trading desks, equity finance desks, high frequency trading firms, and U.S. stock exchanges and alternative trading systems. Tim manages the SPDR ETF U.S. sales effort to hedge funds and asset managers. He also holds FINRA Series 7 and 63 licenses.

Commodity HQ (cHQ): How do you counter the expense ratio differences in GLD and IAU?

Tim Coyne (TC): We talk to clients about this quite frequently. GLD’s expense ratio is 40 basis points while IAU lowered its charges to 25 basis points about a year ago. They also conducted a ten-to-one split at the same time, so now IAU represents 1/100th the price of gold, while GLD represents 1/10th.

But there are other costs investors need to consider. GLD trades at ten times the price of IAU, but both still have about a penny spread. GLD, right now, is about $167 a share, so the spread is .62 of a basis point on the fund. IAU, on the other hand, has a spread of about six basis points, nearly 10 times that of GLD. Many of our large holders are hedge funds and, because they are charged on a per share basis, it will be ten times more expensive with the commission costs for IAU. When you are trading $100 million dollars notional value, the commission cost for GLD will be much lower than that of IAU.

cHQ: Does the fact that a lot of holders of GLD are larger hedge funds have an impact the average retail investor?

TC: The more activity you see from institutions, the more liquidity and volume you will have in the ETF, helping to keep the spreads down and the product very liquid. The average daily volume in GLD is about 11 million shares a day while IAU is about six million shares a day. The average notional volume is about 1.85 billion for GLD, while IAU is 100 million, pretty significant difference.

Looking at the open interest in the options market is where you can really see GLD set itself apart. The volume of GLD open options, contracts outstanding, is nearly 810 times larger than IAU. We have a lot of clients who come to ask about the difference between these two products, and our first question is are you looking for income off of GLD, or are you going to be writing covered calls off your holdings? In many cases the answer to the latter question is yes. So then you have to point to the liquidity, the options market, and that the open interest on GLD is currently 63 billion compared to IAU’s 77 million.

cHQ: How do you respond to the conspiracies that GLD does not actually hold physical gold in HSBC’s vaults, GLD’s custodian?

TC: This is probably the number one question we get, and I assure you the gold is real. There are four parties that are involved in GLD: the World Gold Council is our sponsor, the World Gold Trust Services is the issuer of GLD, State Street Global Advisors is the global marketing agent, and Bank of New York Mellon is the trustee. HSBC London is the custodian of the fund, so that is where all the physical gold actually resides. Essentially the way the creation redemption process works is there are over 20 authorized participants who are able to create shares directly with the trust, and delivery is in kind, so there is no cash creation or redemption.

There is a complete gold count once per year and a random count at some point during the fiscal year; all of this is documented and shared on the website, spdrgoldshares.com. Investors can actually see the certificate bar number of all of the bars that are held in the allocated account. That the gold in the trust is allocated is an important point because it lets you know the bars are specifically for the GLD trust, not just for HSBC. There is a large amount of information on the website for investors to make the product as completely transparent as possible.

cHQ: Why should someone choose GLD over other gold investment options?

TC: You get pure exposure to the gold market, and if you compare our product apples to apples to others in the market space, the liquidity is far superior. When considering the cost of owning a gold ETF you definitely need to take into account not only what the expense ratio is, but also the cost of trading. We try our best to educate clients that a lot has been written about expense ratios and fees, but that does not encompass your full cost; you have to look at trading costs and other factors to get the full picture of your annual expenses.

cHQ: How do you see gold performing in the coming years?

TC: Apart from the fact that GLD is a great diversifier for any portfolio, the fiscal cliff, inflation and QE3 are definitely positive things for gold, and we have seen that some of our larger clients have been investing additional assets into GLD. It’s a safe haven during times of financial duress, and given some of the economic conditions we have seen in the market place right now, gold is definitely the place to be. Many investors take a long approach to investing in gold and view it as a mainstay of a diversified portfolio. Gold plays an important strategic role as an inflation and currency hedge, as well as a means of mitigating volatility and reducing systemic risk within a portfolio. We expect interest in gold investing, notably GLD, to continue to grow.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.